Exhibit 99.2

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The condensed interim consolidated financial statements of The Very Good Food Company Inc. comprising the accompanying condensed interim consolidated statements of financial position as at March 31, 2022, and 2021, and the condensed interim consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the periods then ended are the responsibility of the Company’s management. These financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company. The condensed interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed interim consolidated financial statements in accordance with International Financial Reporting Standards.

The Very Good Food Company  |   Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

As at	Notes	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$6,382,705	$21,975,653
Accounts receivable	4	1,775,699	2,101,842
Inventory	5	10,722,308	8,474,255
Prepaids and deposits	6	6,849,188	8,640,286
Loan to related party	12	409,326	410,268

Total current assets		26,139,226	41,602,304
Right-of-use assets	7	17,794,773	16,659,502
Property and equipment	8	17,512,636	15,450,608
Prepaids and deposits	6	702,142	707,110
Deferred financing costs	11	3,156,816	3,924,743

Total assets		$65,305,593	$78,344,267

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$6,505,933	$8,109,161
Deferred revenue		8,831	32,137
Current portion of lease liabilities	10	1,211,299	849,935
Current portion of loans payable and other liabilities	11	1,578,698	1,947,642
Contingent considerations	20	1,048,000	1,048,000
Derivative liabilities	13	2,413,009	3,942,002

Total current liabilities		12,765,770	15,928,877
Lease liabilities	10	17,254,061	16,764,458
Loans payable and other liabilities	11	5,424,074	5,474,605

Total liabilities		35,443,905	38,167,940

Shareholders’ equity
Share capital	14	84,753,280	84,751,366
Equity reserve		24,714,531	26,719,047
Subscription received and receivable		—	(3,750)
Accumulated other comprehensive income (loss)		33,806	(12,716)
Deficit		(79,639,929)	(71,277,620)

Total shareholders’ equity		29,861,688	40,176,327

Total liabilities and shareholders’ equity		$65,305,593	$78,344,267

Nature of operations and going concern uncertainty (Note 1)
Commitments (Notes 10 and 23)
Subsequent events (Note 25)

Approved and authorized for issue by Board of Directors on May 16, 2022

/s/ Bill Tolany	/s/ Justin Steinbach
Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars, unaudited)

Three months ended	Notes	March 31, 2022	March 31, 2021
Revenue		$2,018,344	$2,643,083
Procurement expense	7, 8, 21	(2,661,683)	(2,108,963)
Fulfilment expense	7, 8, 21	(1,917,816)	(1,420,827)
General and administrative expense	7, 8, 21	(3,633,691)	(10,522,987)
Marketing and investor relations expense	21	(1,578,394)	(1,746,318)
Research and development expense	7, 8, 21	(564,518)	(366,020)
Pre-production expense	21	(244,450)	(842,483)

Operating loss		(8,582,208)	(14,364,515)
Finance expense	17	(1,288,864)	(357,030)
Other expense	18	(20,230)	(307,031)
Change in fair value of derivative liabilities	13	1,528,993	—

Net loss		(8,362,309)	(15,028,576)
Foreign currency translation gain		46,522	4,474

Total comprehensive loss		$(8,315,787)	$(15,024,102)

Loss per share - basic and diluted		$(0.07)	$(0.15)

Weighted average number of shares outstanding - basic and diluted		118,503,242	97,156,969

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars except share amounts)

	Number of common shares	Share capital	Equity reserves	Subscriptions received and receivable	Accumulated other comprehensive (loss) income	Deficit	Total shareholders’ equity
Balance at January 1, 2021	96,640,432	$39,335,150	$5,009,980	$8,250	$6,660	$(16,717,697)	$27,642,343
Issuance of common shares pursuant to the exercise of stock options	99,167	209,118	(159,493)	6,250	—	—	55,875
Issuance of common shares and units pursuant to the exercise of warrants	609,050	3,859,839	(1,692,855)	(14,500)	—	—	2,152,484
Issuance of common shares for services	25,818	152,876	—	—	—	—	152,876
Issuance of common shares for acquisitions	202,005	1,156,437	—	—	—	—	1,156,437
Share-based compensation	—	—	8,774,009	—	—	—	8,774,009
Foreign currency translation loss	—	—	—	—	4,474	—	4,474
Net loss for the period	—	—	—	—	—	(15,028,576)	(15,028,576)

Balance at March 31, 2021	97,576,472	$44,713,420	$11,931,641	$—	$11,134	$(31,746,273)	$24,909,922

Balance at January 1, 2022	118,498,464	$84,751,366	$26,719,047	$(3,750)	$(12,716)	$(71,277,620)	$40,176,327
Issuance of common shares pursuant to the exercise of stock options	5,000	1,914	(664)	3,750	—	—	5,000
Share-based compensation recovery	—	—	(2,003,852)	—	—	—	(2,003,852)
Foreign currency translation gain	—	—	—	—	46,522	—	46,522
Net loss for the period	—	—	—	—	—	(8,362,309)	(8,362,309)

Balance at March 31, 2022	118,503,464	$84,753,280	$24,714,531	$—	$33,806	$(79,639,929)	$29,861,688

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

	March 31, 2022	March 31, 2021
Operating activities
Net loss for the period	$(8,362,309)	$(15,028,576)
Adjustments for items not affecting cash:
Finance expense	1,288,864	361,750
Change in fair value of derivative liabilities	(1,528,993)	—
Depreciation	615,385	329,484
Gain on termination of lease	(987)	(1,361)
Loss on disposal of equipment	—	19,882
Share-based compensation (recovery)	(2,003,852)	8,774,009
Shares, units and warrants issued for services	—	152,876
Changes in non-cash working capital items
Accounts receivable	335,247	(426,174)
Inventory	(2,011,317)	(366,695)
Prepaids and deposits	1,558,936	(243,502)
Accounts payable and accrued liabilities	(2,247,742)	1,760,552
Deferred revenue	(23,306)	(8,888)

Net cash and cash equivalents used in operating activities	(12,380,074)	(4,676,643)

Investing activities
Cash paid for acquisitions, net of cash acquired	—	(1,240,694)
Purchase of property and equipment	(1,460,795)	(2,060,906)
Security deposits paid for property and equipment	(405,290)	(1,921,344)
Acquisition of right-of-use assets	(308,934)	(29,408)
Repayment received from loans to related parties	942	—

Net cash and cash equivalents used in investing activities	(2,174,077)	(5,252,352)

Financing activities
Proceeds from the exercise of warrants	—	2,152,484
Proceeds from the exercise of stock options	5,000	55,875
Proceeds from loans payable	31,738	—
Repayment of loans payable and other liabilities	(364,302)	—
Payments of lease liabilities	(649,634)	(143,961)
Interest paid	(119,144)	—

Net cash and cash equivalents (used in) provided by financing activities	(1,096,342)	2,064,398

Effects of exchange rate changes on cash and cash equivalents	57,545	992

Decrease in cash and cash equivalents	(15,592,948)	(7,863,605)
Cash and cash equivalents, beginning of period	21,975,653	25,084,083

Cash and cash equivalents, end of period	$6,382,705	$17,220,478

Cash and cash equivalents consist of:
Cash	$6,282,705	$16,155,478
Redeemable guaranteed investment certificate (“GIC”)	—	1,000,000
Restricted redeemable GIC	100,000	65,000

Total cash and cash equivalents	$6,382,705	$17,220,478

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

1.	Nature of operations and going concern uncertainty

The Very Good Food Company Inc. (the “Company”) was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada. The Company is an emerging plant-based food technology company that designs, develops, produces, distributes, and sells a variety of plant-based meats and other food alternatives. To date, the Company has developed a core product line under The Very Good Butchers brand. The Company changed its name from The Very Good Butchers Inc. to The Very Good Food Company Inc. on October 1, 2019.

Effective June 18, 2020, the Company’s common shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY”. Effective July 27, 2020, the Company’s shares commenced trading on the Frankfurt Stock Exchange under the symbol “0SI”. Effective October 14, 2020, the Company’s shares commenced trading on the OTC QB Market under the symbol “VRYYF”. Effective March 17, 2021, the Company’s shares commenced trading on the TSX Venture Exchange. The Company ceased trading on the CSE on March 16, 2021. Effective October 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “VGFC”.

The Company’s registered and records office are located at 800 – 885 West Georgia Street, Vancouver, British Columbia, BC V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. For the three-month period ended March 31, 2022, the Company generated a net loss of $8,362,309 (2021—$15,028,576) and negative cash flows from operations of $12,380,074 (2021—$4,676,643).

The Company has incurred losses since the inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, raise additional equity or debt on reasonable terms, and/or to commence profitable operations in the future. while the Company has been successful in the past in obtaining debt and equity financings, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicate that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern. Management believes that it will need to seek additional financing within the next 30 days in order to fulfil its outstanding obligations and fund ongoing operations. While there may be uncertainty on the success of the Company’s future financings, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

Covid-19 Estimation Uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. As at March 31, 2022, the Company has not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. These impacts could include the ability of the Company to raise capital, the impairment in the value of our long-lived assets, or potential future decreases in revenue or the profitability of our ongoing and future operations. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

2.	Basis of presentation and measurement

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021. These condensed financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were authorized for issue by the Board of Directors on May 16, 2022.

Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: The Very Good Butchers Inc., 1218169 B.C. Ltd., 1218158 B.C. Ltd., The Cultured Nut Inc., and Lloyd-James Marketing Group Inc., companies incorporated in the province of British Columbia, Canada, and VGFC Holdings LLC, a company incorporated in the state of Delaware, U.S.A.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs. The presentation and functional currency of the Company is the Canadian dollar. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the financial statements have been included.

The Company structures its condensed interim consolidated statements of net loss and comprehensive loss on a functional basis..

Critical accounting estimates and judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these judgments, estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

2.	Basis of presentation and measurement (continued)

Information on significant areas of judgement that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements relate to the following:

The determination of the ability of the Company to continue as a going concern is a key area of judgment applied in the preparation of the condensed interim consolidated financial statements as discussed above in note 1. Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any indicators of impairment of these assets is dependent upon judgments that take into account factors such as economic and market conditions and the useful lives of assets.

Information on significant areas of uncertainty and critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements relate to the following:

Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options and warrants granted to directors, officers, employees and service providers and to determine the fair value of its warrant derivative liability. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value. See also note 13 and 16.

Carrying value of inventory

The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed periodically and may have a significant impact on the valuation adjustments for inventory.

Contingent consideration

Contingent consideration arising from a business combination that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Impairment

The Company assesses impairment of non-financial assets such as right-of-use assets, and property and equipment.

At each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

2.	Basis of presentation and measurement (continued)

Long-lived assets are reviewed for impairment by estimating the recoverable amount of each cash generating unit (“CGU”) or groups of CGUs to which the long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU calculations are based on the present value of expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s long-lived assets in subsequent reporting periods.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

3.	Future accounting pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount tor timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s condensed interim consolidated financial statements.

4.	Accounts receivable

	As at March 31, 2022	As at December 31, 2021
GST receivable	$1,130,717	$1,588,641
Trade accounts receivable	630,543	337,247
Accrued interest receivable	14,439	5,394
Other receivables	—	170,560

	$1,775,699	$2,101,842

Trade accounts receivable is recorded net of an allowance for doubtful accounts of $146,044 (December 31, 2021—$41,350).

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

5.	Inventory

Inventory consisted primarily of raw materials, packaging and restaurant supplies and finished goods which were either at the retail location, warehouses, storage space or held with third party distributors.

	As at March 31, 2022	As at December 31, 2021
Raw materials	$4,304,185	$3,446,596
Packaging and restaurant supplies	1,436,451	1,282,278
Finished goods	4,981,672	3,745,381

	$10,722,308	$8,474,255

During the three months ended March 31, 2022, a total of $166,184 (2021—$12,649) of depreciation expense related to property and equipment and $70,552 (2021—$7,668) related to right-of-use assets used in production was added to finished goods inventory.

6.	Prepaids and deposits

	As at March 31, 2022	As at December 31, 2021
Prepaid expenses	$4,057,424	$5,234,416
Security deposits	2,738,569	3,345,611
Lease deposits (Notes 10 and 23)	755,337	767,369

	7,551,330	9,347,396
Less: current portion of prepaids and deposits	(6,849,188)	(8,640,286)

	$702,142	$707,110

7.	Right-of-use assets

	Right-of-use building	Right-of-use equipment	Right-of-use vehicle	Total
Cost
Balance, December 31, 2021	$16,332,489	$1,938,163	$33,157	$18,303,809
Additions	—	1,573,499	—	1,573,499
Termination of lease	—	(115,440)	—	(115,440)
Foreign exchange translation adjustment	(36,199)	—	—	(36,199)

Balance, March 31, 2022	$16,296,290	$3,396,222	$33,157	$19,725,669

Accumulated Depreciation
Balance, December 31, 2021	$(1,471,639)	$(162,041)	$(10,627)	$(1,644,307)
Depreciation	(290,267)	(51,793)	(2,551)	(344,611)
Termination of leases	—	54,306	—	54,306
Foreign exchange translation adjustment	3,716	—	—	3,716

Balance, March 31, 2022	$(1,758,190)	$(159,528)	$(13,178)	$(1,930,896)

Carrying amounts
Balance, December 31, 2021	$14,860,850	$1,776,122	$22,530	$16,659,502

Balance, March 31, 2022	$14,538,100	$3,236,694	$19,979	$17,794,773

The additions in right-of-use assets (equipment) during the three months ended March 31, 2022, are primarily related to the Rupert Facility and Patterson Facility.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

7.	Right-of-use assets (continued)

Depreciation of right-of-use assets included in the condensed interim consolidated financial statements is split as follows:

	As at March 31,
	2022	2021
Consolidated statements of financial position
Included in inventory	$70,552	$7,668

	Three month period ended March 31,
	2022	2020
Consolidated statements of net loss and comprehensive loss
Included in procurement expense	$133,646	$27,828
Included in fulfilment expense	61,407	14,600
Included in general and administrative expense	30,638	2,583
Included in pre-production expense	48,368	179,882

	$274,059	$224,893

8.	Property and equipment

	Restaurant, production, and R&D equipment	Furniture and fixtures	Computer equipment and software	Leasehold improvements	Vehicle	Total
Cost
At December 31, 2021	$10,210,651	$693,801	$511,526	$5,116,346	$241,773	$16,774,097
Additions	1,878,309	48,201	22,991	699,462	6,634	2,655,597
Disposals	(113,177)	—	—	—		(113,177)
Foreign exchange translation adjustment	(8,025)	(335)	(220)	(5,915)	(1,037)	(15,532)

At March 31, 2022	$11,967,758	$741,667	$534,297	$5,809,893	$247,370	$19,300,985

Accumulated depreciation
At December 31, 2021	$(423,325)	$(84,559)	$(366,804)	$(410,156)	$(38,645)	$(1,323,489)
Depreciation	(196,622)	(37,421)	(82,896)	(180,034)	(10,537)	(507,510)
Disposals	41,581	—	—	—	—	41,581
Foreign exchange translation adjustment	624	55	83	252	55	1,069

At March 31, 2022	$(577,742)	$(121,925)	$(449,617)	$(589,938)	$(49,127)	$(1,788,349)

Net book value
At December 31, 2021	$9,787,326	$609,242	$144,722	$4,706,190	$203,128	$15,450,608

At March 31, 2022	$11,390,016	$619,742	$84,680	$5,219,955	$198,243	$17,512,636

As at March 31, 2022, a total of $1,954,206 (December 31, 2021—$4,492,196) of production equipment, $86,454 (December 31, 2021—$264,060) of leasehold improvements and $nil (December 31, 2021—$78,497) of vehicle was related to property and equipment under construction, and no depreciation has been recognized. The Company will begin recognizing depreciation once the underlying assets are ready for their intended use.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

8.	Property and equipment (continued)

Depreciation of property and equipment included in the condensed interim consolidated financial statements is split as follows:

	As at March 31,
	2022	2021
Consolidated statements of financial position
Included in inventory	$166,184	$12,649

	Three months ended March 31,
	2022	2021
Consolidated statements of net loss and comprehensive loss
Included in procurement expense	$247,477	$44,312
Included in fulfilment expense	9,872	945
Included in general and administrative expense	58,446	30,179
Included in research and development expense	2,384	1,020
Included in pre-production expense	23,147	28,135

	$341,326	$104,591

9.	Accounts payables and accrued liabilities

	As at March 31, 2022	As at December 31, 2021
Accounts payable	$4,769,627	$5,077,613
Accrued liabilities	1,736,306	3,031,548

	$6,505,933	$8,109,161

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

10.	Lease liabilities

Lease liabilities consist of leases for retail, production and distribution facilities, equipment and a vehicle. The leases have been discounted using weighted average interest rates ranging between 3.0% and 12.5% as estimated incremental borrowing rates of the Company for similar assets.

	Three months ended March 31,
	2022	2021
Balance, beginning of period	$17,614,393	$5,536,287
Additions	1,223,046	12,444,573
Lease payments	(649,634)	(143,960)
Termination of leases	(31,347)	(19,186)
Interest expense	347,733	361,750
Foreign exchange translation adjustment	(38,831)	(41,825)

Balance, end of period	$18,465,360	$18,137,639
Less: current portion of lease liabilities	(1,211,299)	(659,353)

Lease liabilities	$17,254,061	17,478,286

During the three months ended March 31, 2022, the Company terminated one lease agreements and recognized $987 of gain on termination of leases.

The Company’s future minimum lease payments for the leases for retail, warehouse, production facilities, equipment and vehicle are as follows:

Fiscal year ending:	Retail, warehouse and production facilities	Equipment	Vehicle	Total
December 31, 2022	$1,374,147	$541,633	$9,365	$1,925,145
December 31, 2023	1,853,849	720,064	12,175	2,586,088
December 31, 2024	1,871,545	658,581	468	2,530,594
December 31, 2025	1,888,450	265,139	—	2,153,589
December 31, 2026	1,926,700	94,842	—	2,021,542
December 31, 2027 and thereafter	18,944,991	3,571	—	18,948,562

Total lease payments	27,859,682	2,283,830	22,008	30,165,520
Amounts representing interest over the term of the leases	(11,545,335)	(153,561)	(1,264)	(11,700,160)

Present value of net lease payments	16,314,347	2,130,269	20,744	18,465,360
Less: Current portion	(553,150)	(646,974)	(11,175)	(1,211,299)

Long-term portion	$15,761,197	$1,483,295	$9,569	$17,254,061

Further information about our leases facilities is provided in Note 23 Commitments.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

11.	Loans payable and other liabilities

	Revolving line of credit Note 11(a)	Senior secured term loan Note 11(a)	Credit facility fee liability Note 11(a)	Financing arrangements Notes 11(b) - (e)	Total
Balance, December 31, 2021	$2,451,720	$2,125,361	$1,756,275	$1,088,891	$7,422,247
Additions	31,738	—	—	—	31,738
Accretion expense	—	—	42,896	6,398	49,294
Repayments	—	—	—	(500,507)	(500,507)

Balance, March 31, 2022	2,483,458	2,125,361	1,799,171	594,782	7,002,772
Less: Current portion	—	—	(1,180,352)	(398,346)	(1,578,698)

Long-term portion	$2,483,458	$2,125,361	$618,819	$196,436	$5,424,074

a)

On June 7, 2021, the Company entered into a loan agreement (the “Loan Agreement”) for a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (the “Agent”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (the “Lender”). The Credit Facility consists of a $20,000,000 revolving line of credit and a $50,000,000 senior secured asset term loan. The Company can borrow against 85% of eligible accounts receivable balances and 85% of eligible inventory up to a maximum of $3,000,000 on the revolving line of credit. Additionally, the Company can borrow up 85% of the liquidation value of eligible equipment. All amounts drawn under the Credit Facility will incur interest at a rate of 9.95% per annum on the unpaid principal amount of outstanding advances, will be repaid in full upon maturity, and are secured by a first-priority security interest on substantially all of the Company’s assets. The revolving line of credit is also subject to an unused line fee of 1% per annum. The Credit Facility will become due on June 7, 2023, subject to the Company’s option to extend the maturity date for an additional 12 months on terms and conditions to be mutually agreed to between the Company and the Lender. In connection with the Loan Agreement, the Company issued 225,000 common share purchase warrants to the Agent with a fair value of $752,559, which are exercisable for one common share of the Company at a price of C$5.62 for a period of 60 months from the date of issuance. In addition, the Company agreed to pay a credit facility fee of $2,520,000 to the Agent, which is payable as follows: $210,000 payable within 5 days of closing (paid); $105,000 payable on or before July 7, 2021 (paid); $105,000 payable on or before August 8, 2021 (paid); $105,000 on or before September 8, 2021 (paid); $105,000 on or before October 5, 2021 (paid); $630,000 on or before June 6, 2022; $630,000 on or before June 8, 2022; and $630,000 on or before June 7, 2023. The Company also incurred other financing costs in cash of $2,262,039 in connection with the financing, consisting of a finder’s fee of $2,037,000 and legal and filing fees of $225,039.

During the year ended December 31, 2021, the Company received a total of $4,577,081 pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, including a present value discount of $231,035. During the three months ended March 31, 2022, the Company received a total of $31,738 pursuant to the Credit Facility.

During the three months ended March 31, 2022, the Company recognized interest and accretion expense on the credit facility fee payable of $42,896 (2021—$nil) and interest expense of $113,780 (2021—$nil) related to the revolving credit facility and term loan. The Company also incurred an unused line of credit fee of $6,134 (2021—$nil). As at March 31, 2022, $39,847 is outstanding for interest and $2,092 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the three months ended March 31, 2022, the Company recognized accretion expense of the deferred financing costs of $767,927 (2021—$nil). As at March 31, 2022, the remaining carrying value of the deferred financing costs was $3,156,816 (December 31, 2021—$3,924,743).

As of March 31, 2022 the Company can borrow $99,216 from the revolving line of credit and $870,796 from the senior secured asset term loan.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

11.	Loans payable and other liabilities (continued)

b)

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $569,214. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $199,225, and the balance is due in 24 equal payments totalling $15,416 per month, starting from the date of the delivery. On September 27, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $354,853.

The carrying value of the loan payable will be accreted to the face value of $369,989 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $3,563 and made a repayment of $15,416. During the three months ended March 31, 2022, the Company recognized accretion of the loan of $2,978 and made a repayment of $77,081. As at March 31, 2022, the carrying value of the loan payable was $268,897 (December 31, 2022—$343,000).

c)

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $629,358. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $220,275, and the balance is due in 24 equal payments totalling $17,045 per month, starting from the date of the delivery. On September 22, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $392,133. The carrying value of the loan payable will be accreted to the face value of $409,083 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $4,154 and made a repayment of $17,045. During the three months ended March 31, 2022, the Company recognized accretion of the loan of $3,292 and made a repayment of $68,180. As at March 31, 2022, the carrying value of the loan payable was $314,354 (December 31, 2021—$379,242).

d)

On June 10, 2021, the Company entered into an agreement for the purchase of production equipment for $24,412. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $8,544, and the balance is due in 24 equal payments totalling $661 per month, starting from the date of the delivery. On October 1, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $15,225. The carrying value of the loan payable will be accreted to the face value of $15,868 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $146. During the three months ended March 31, 2022, the Company recognized accretion of the loan of $128 and made a repayment of $3,967. As at March 31, 2022, the carrying value of the loan was $11,532 (December 31, 2021—$15,371).

e)

On October 29, 2021, the Company refinanced its directors and officer insurance for $594,141 (US$478,500) The loan bears interest at 15.49% per annum, is secured by the insurance policies, and is repayable in 5 equal instalments of US$99,438. During the year ended December 31, 2021, the Company repaid $242,863. During the three months ended March 31, 2022, the Company repaid $364,302 and realized foreign exchange loss of $13,024. As at March 31, 2022, the carrying value of the loan payable was $nil (December 31, 2021—$351,278).

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

12.	Related party balances and transactions

Related party balances

On November 16, 2021, the Company entered into loan agreements with its former CEO and its former CRDO to provide individual loans in the amounts of $750,000 and $500,000 to the former CEO and former CRDO, respectively (collectively, the “Loans”). With the express consent of the former CEO and former CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the former CEO Loan was immediately due and payable and the former CRDO Loan is due and payable within 60 days. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. The former CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772. The former CRDO Loan provides for scheduled repayments prior to maturity. As at March 31, 2022, the former CRDO repaid $90,674 and the Company accrued interest of $14,418 which was included in accounts receivable.

On February 4, 2022, the Company entered into a Share Pledge Agreement (“Pledge Agreement”) with the former CRDO whereby the former CRDO pledged 1,000,000 common shares of the Company (“Pledged Shares”). As of the filing date of these condensed interim consolidated financial statements, the Pledge Shares have not been disposed of by the Company and the balance of the former CDRO Loan remains outstanding.

Related party transactions

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Three Months ended March 31,	Three Months ended March 31,
	2022	2021
Salaries incurred to key management personnel	$211,857	$371,154
Directors’ fees	20,151	6,000
Share-based compensation (recovery) (Note 16)	(2,159,963)	5,307,333

	$(1,927,955)	$5,684,487

13.	Derivative Liabilities

On October 19, 2021, the Company issued 7,500,000 common share purchase warrants with an exercise price of US$2.35 and expiry date of October 19, 2026. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $11,864,649 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

Three months ended March 31,
2022
Balance, beginning of period	$3,942,002
Change in fair value of derivative liabilities	(1,528,993)

Balance, end of period	$2,413,009

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

13.	Derivative Liabilities (continued)

The Company determined the fair value for the purchase warrant derivative liabilities using the Black-Scholes option pricing model. The following table shows the assumptions used in the calculations:

March 31, 2022
Risk-free interest rate	2.39%
Dividend yield	0%
Expected volatility	102.27%
Expected life (years)	4.56
Forfeiture rate	0%

14.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital during the three months ended March 31, 2022

During the three months ended March 31, 2022, the Company issued a total of 5,000 common shares pursuant to the exercise of stock options at $0.25 per share for gross proceeds of $1,250. During the three months ended March 31, 2021, the Company received $3,750 related to a stock option exercise which occurred during the year ended December 31, 2021.

15.	Warrants

The following table summarizes information about the warrants at March 31, 2022, and the changes for the period then ended:

	Number of warrants	Weighted average exercise price
Warrants outstanding, December 31, 2021	13,663,058	$3.51
Expired	(598,977)	1.98

Warrants outstanding, March 31, 2022	13,064,081	$3.56

The Company’s warrants are exercisable only for common shares, unless otherwise noted. The following table summarizes information about warrants outstanding and exercisable at March 31, 2022:

Exercise price	Expiry date	Warrants outstanding		Weighted average remaining contracted life (years)
$ 3.50	June 4, 2022	57,441	*	0.18
$ 4.50	June 4, 2022	1,552,633		0.18
$ 3.70	January 2, 2023	391,632	**	0.76
$ 4.60	January 2, 2023	2,812,375		0.76
US$ 2.50	April 14, 2025	525,000		3.04
$ 5.62	June 7, 2026	225,000		4.19
US$ 2.35	October 19, 2026	7,500,000		4.56

		13,064,081

*

Exercisable to acquire one unit at $3.50 per unit until June 4, 2022. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $4.50 until June 4, 2022.

**

Exercisable to acquire one unit at $3.70 per unit until January 2, 2023. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $4.60 until January 2, 2023.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

16.	Stock options

Pursuant to the Company’s stock incentive plan, the Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the TSX-V. The options that may be granted under this plan must be exercisable for over a period of not exceeding 5 years. The following table summarizes the continuity of the Company’s stock options at March 31, 2022, and the changes for the period then ended:

	Number of options	Weighted average exercise price
Outstanding, December 31, 2021	8,512,206	$4.38
Exercised	(5,000)	0.25
Cancelled or forfeited	(1,139,976)	5.54

Outstanding, March 31, 2022	7,367,230	$4.20

Exercisable, March 31, 2022	5,684,171	$3.70

The weighted average share price at the date of exercise for share options exercised during the three months ended March 31, 2022, was $1.02 (2021 - $6.60). Additional information regarding stock options outstanding as at March 31, 2022, is as follows:

Exercise price	Stock options outstanding*	Stock options exercisable	Expiry date
$ 7.03	5,000	5,000	April 13, 2022**
$ 7.03	5,000	5,000	April 14, 2022**
$ 6.21	10,000	10,000	April 21, 2022**
$ 1.56	25,000	25,000	April 28, 2022**
$ 4.65	97,800	97,800	April 28, 2022**
$ 6.21	50,000	50,000	April 28, 2022**
$ 7.03	5,000	5,000	April 28, 2022**
$ 7.03	10,000	10,000	June 27, 2022
$ 7.10	6,666	6,666	June 27, 2022
$ 0.25	900,000	900,000	June 30, 2022
$ 0.25	900,000	900,000	June 30, 2022
$ 3.70	10,000	3,333	June 30, 2022
$ 7.03	1,050,000	525,000	June 30, 2022
$ 1.31	100,000	100,000	July 10, 2022
$ 7.03	75,000	50,000	July 10, 2022
$ 0.25	75,000	75,000	July 11, 2022
$ 7.03	75,000	75,000	July 11, 2022
$ 4.65	24,600	24,600	July 14, 2022
$ 6.21	15,000	10,000	July 14, 2022
$ 3.70	8,750	2,917	July 18, 2022
$ 3.70	150,000	37,500	July 21, 2022
$ 6.21	500,000	500,000	July 21, 2022
$ 7.03	425,000	212,500	July 21, 2022
$ 3.70	8,750	2,917	July 28, 2022
$ 3.41	15,000	11,250	October 7, 2022
$ 9.07	5,000	5,000	December 7, 2023
$ 6.21	285,000	190,000	January 4, 2024
$ 7.10	20,000	13,332	January 26, 2024
$ 7.03	575,000	416,664	January 29, 2024
$ 6.73	75,000	50,000	February 16, 2024
$ 5.72	35,000	31,667	March 8, 2024
$ 3.70	476,458	158,819	July 15, 2024
$ 0.25	48,500	48,500	December 31, 2024
$ 0.25	223,000	223,000	January 1, 2025
$ 0.25	85,000	85,000	June 17, 2025
$ 1.56	25,000	25,000	August 7, 2025
$ 1.65	30,000	30,000	September 4, 2025
$ 1.70	5,506	5,506	September 17, 2025
$ 1.60	100,000	100,000	October 7, 2025
$ 4.65	332,200	332,200	November 24, 2025
$ 8.86	150,000	150,000	December 5, 2025
$ 7.03	250,000	175,000	January 29, 2026
$ 3.41	100,000	—	October 7, 2026

	7,367,230	5,684,171

*	The weighted average remaining life of options outstanding is 3.07 years.
**	expired subsequently

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

16.	Stock options (continued)

Share-based compensation expense is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2022, the Company recognized a share-based compensation recovery of $2,003,852 (2021 – share-based compensation expense of $8,774,009) in equity reserves, of which $2,159,936 of share-based compensation recovery (2021 - $5,307,333 of share-based compensation expense) pertains to directors and officers of the Company. The Company did not grant any stock options during the three months ended March 31, 2022. The weighted average fair value of options granted during the three months ended March 31, 2021, was $5.00 per share. Weighted average assumptions used in calculating the fair value of share-based compensation expense are as follows:

Three months ended March 31,
2021
Risk-free interest rate	0.36%
Dividend yield	0%
Expected volatility	118%
Expected life (years)	4.4
Forfeiture rate	0%

Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in similar industries.

At March 31, 2022, there was $754,700 (December 31, 2021 - $3,950,176) of unrecognized share-based compensation related to unvested stock options which will be recognized over 1.52 years.

17.	Finance expense

Finance expense is comprised of the following:

	Three months ended March 31,
	2022	2021
Interest on finance lease obligations (Note 10)	$347,733	$361,750
Interest and accretion on loans and other liabilities (Note 11)	937,135	—
Other interest	14,229	520
Other interest income	(10,233)	(5,240)

	$1,288,864	$357,030

18.	Other expense

Other expense is comprised of the following:

	Three months ended March 31,
	2022	2021
Loss on disposal of equipment	$—	$19,882
Pre-construction costs*	21,217	110,958
Acquisition-related costs	—	176,191
Gain on termination of lease (Note 10)	(987)	—

	$20,230	$307,031

*

Pre-construction costs consist of conceptual design and preliminary engineering expenditures incurred on building-out its Mount Pleasant facility (Note 23(c)) and Rupert facility (Note 23(g)). These costs did not meet the capitalization criteria as set out in IAS 16, Property, Plant and Equipment.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

19.	Supplemental cash flow disclosures

	Three months ended March 31,
	2022	2021
Issuance of common shares for acquisitions	—	$1,156,437
Lease liabilities assumed from acquisition	—	(127,543)
Property and equipment purchases included in accounts payable and accrued liabilities	3,059,070	—
ROU assets acquired through leases	1,223,046	8,400,677
ROU assets acquired through acquisition	—	127,043

20.	Financial instruments and financial risk management

Fair value measurements

At March 31, 2022, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.

The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which relates to the previous purchases of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. and for which there has been no change in fair value to March 31, 2022, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model (Note 13).

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At March 31, 2022, the Company had cash and cash equivalents of $6,382,705 (December 31, 2021 - $21,975,653) and a 1% change in interest rates would increase or decrease interest income by approximately $64,000 (December 31, 2021 - $220,000).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, accounts receivable and loan to related party. The carrying amount of cash and cash equivalents, security deposits, trade and other receivables and loan to related party represent the maximum exposure to credit risk, and as at March 31, 2022, this amounted to $11,306,299 (December 31, 2021 - $27,833,734).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At March 31, 2022, the Company has $165,133 (December 31, 2021 - $90,822) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $146,044 (December 31, 2021 - $41,350).

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

20.	Financial instruments and financial risk management (continued)

Concentration of credit risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 21% (2021—12%) of total revenue during the three months ended March 31, 2022. Of the Company’s trade receivables outstanding at March 31, 2022 and December 31, 2021, 68% and 58% are held with 5 customers of the Company, respectively.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at March 31, 2022, the Company has $6,382,705 (December 31, 2021 – $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $9,295,930 (December 31, 2021 - $10,906,738) and contingent consideration of $1,048,000 within this year (see also note 1).

The following is an analysis of the contractual maturities of the Company’s non-derivative financial instrument liabilities as at March 31, 2022 and December 31, 2021:

March 31, 2022	Within 1 year	Between 1 - 2 years	More than 2 years*
Accounts payable and accrued liabilities	$6,505,933	$—	$—
Loans payable and other liabilities	1,180,352	5,227,638	—
Financing arrangements	414,515	198,735	—
Lease liabilities	1,211,299	1,302,956	15,951,105
Contingent consideration on acquisitions	1,048,000	—	—

	$10,360,099	$6,729,329	$15,951,105

December 31, 2021	Within 1 year	Between 1 - 2 years	More than 2 years*
Accounts payable and accrued liabilities	$8,109,161	$—	$—
Loans payable and other liabilities	1,151,945	5,181,411	—
Financing arrangements	815,654	298,103	—
Lease liabilities	849,935	912,090	15,852,368
Contingent consideration on acquisitions	1,048,000	—	—

	$11,974,695	$6,391,604	$15,852,368

*	See Note 10 for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at March 31, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased the net foreign currency denominated financial assets and foreign exchange loss by approximately $294,193(December 31, 2021 – $1,398,296). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

20.	Financial instruments and financial risk management (continued)

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

21.	Employee benefit expense

The breakdown of the wages and salaries costs within the condensed interim consolidated statements of net loss and comprehensive loss for the three months ending March 31, 2022, and 2021, are as follows:

	For the three months ended March 31,

	2022	2021

Included in procurement expense
Wages and salaries	$1,300,100	$666,029
Share-based compensation	39,386	303,075
Included in fulfilment expense
Wages and salaries	531,689	26,580
Share-based compensation (recovery)	(98,078)	14,372
Included in general and administrative expense
Wages and salaries	1,899,888	1,202,106
Share-based compensation (recovery)	(2,057,012)	8,067,970
Included in marketing and investor relations expense
Wages and salaries	211,659	—
Share-based compensation	47,418	14,372
Included in research and development expense
Wages and salaries	313,521	151,533
Share-based compensation	64,434	190,792
Included in pre-production expense
Wages and salaries	63,371	318,992
Share-based compensation	—	183,428

Total employee benefit expense	$2,316,376	$11,139,249

22.	Capital management

The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations, fund expansion opportunities and continue as a going concern (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements. The Company has historically relied on debt and equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2022.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

22.	Capital management (continued)

The Company is subject to externally imposed capital requirement. Pursuant to the loan agreement as described in 11(a), the Company shall maintain a cash coverage ratio of not less than 2.50 to 1.00 as the end of each fiscal quarter. The cash coverage ratio shall mean the ratio of the following: (a) cash on hand as at the end of each fiscal quarter; to (b) (i) at the end of each fiscal quarter prior to the one year anniversary of the closing date of the loan agreement, interest expense of the Company during the most recent fiscal quarter multiplied by four, and (ii) at the end of each fiscal quarter from and after the one year anniversary of the closing date of the loan agreement, interest expense of the Company during for the immediately preceding four fiscal quarters.

23.	Commitments

a)

On December 22, 2017, the Company entered into a lease agreement for retail and storage space located at 6-1701 Douglas Street, Victoria, BC. The lease is for a 5-year term, commencing on August 1, 2017 and expiring on July 31, 2022. The base rent due under the lease agreement is $1,252 per month during the first year and increases each subsequent year. For years 2-5, the monthly rent payable is equal to the current monthly minimum rent multiplied by the annual increase of the Consumer Price Index (“CPI”) for the current lease year just ended over the previous lease year. CPI is defined as the consumer price index for the Greater Victoria Area issued by any bureau of statistics for the Government of Canada. The Company will also pay additional rent equivalent to 4% of the Company’s gross retail sales, excluding sales from wholesale orders, in excess of $2,000,000 per annum. During the three months ended March 31, 2022 and 2021, the Company did not pay additional rent as the gross retail sales, excluding sales from wholesale orders, were under $2,000,000 per annum.

b)

On January 1, 2019, the Company entered into a sub-lease agreement for kitchen and retail space located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining base rent due under the sub-lease agreement is $3,950 per month for the period from January 1 to June 30, 2019, $4,350 per month for the period from July 1, 2019 to June 30, 2020, $4,600 per month for the period from July 1, 2020 to June 30, 2021, $4,800 per month for the period from July 1, 2021 to June 30, 2022, and $5,050 per month for the period from July 1, 2022 to June 30, 2023.

Also, in relation to the January 1, 2019 sub-lease agreement, the Company entered into a rental agreement for the use of fixtures and equipment located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining rent due under the rental agreement is $250 per month for the period from January 1, 2019 to June 30, 2020, $300 per month for the period from July 1, 2020 to June 30, 2021, and $350 per month for the period from July 1, 2021 to June 30, 2023.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

23.	Commitments (continued)

c)

On January 22, 2020, the Company entered into a lease agreement for a facility located in the Mount Pleasant area of Vancouver, BC, which commenced September 1, 2020 for a 10-year term. The facility will house the Company’s second restaurant, along with space for research and development, and offices. Pursuant to the lease agreement, the annual base rent is $332,832 per annum for years 1-3, $348,434 per annum for years 4-6, and $369,236 per annum for years 7-10. The Company paid a security deposit of $246,237, which will be partially applied towards the rent due for each of the 3rd, 13th, and 25th months of the term, with the balance being held as a security deposit. As at March 31, 2022, a balance of $188,323 (December 31, 2021—$188,323) is included in prepaids and deposits. Of this amount, $44,418 (Note 6) is presented as a current asset and the remaining balance as a non-current asset. The lease agreement includes an option to renew for two consecutive five-year periods.

d)

On April 8, 2020, the Company entered into a lease agreement for storage space located in Victoria, BC. The lease is for 2 years and 16 days, commencing on April 15, 2020 and expiring on April 30, 2022. The base rent due under the lease agreement is $1,445 per month during the first year and $1,576 per month during the second year. The Company paid a security deposit of $2,565. As at March 31, 2022, a balance of $2,565 (December 31, 2021—$2,565) is included in prepaids and deposits as a current asset.

e)

On August 31, 2020, the Company entered into a lease agreement for a production and distribution facility located in Patterson, California, which commenced on September 1, 2020. The term of this lease is for 5 years and 7 months, expiring on February 28, 2026, with 2 options to extend the term of the lease, each for an additional term of 5 years. Pursuant to the lease agreement, the annual base rent is US$24,743 per month starting April 1, 2021 and no rent is required for the period from September 1, 2020 to June 30, 2021. The base rent is to be adjusted by 3% on the 1st of April of each year commencing from April 1, 2021. The Company paid a security deposit of US$321,659. As at March 31, 2022, a balance of $370,805 (US$296,916) (December 31, 2021—$375,774 (US$296,916)) is included in prepaids and deposits as a non-current asset.

f)

On September 22, 2020, the Company entered into a lease agreement for a facility located in Victoria, BC, which commenced January 1, 2021 for a 10-year term. The facility will house the Company’s third restaurant. Pursuant to the lease agreement, the annual base rent is $44,975 per annum for years 1-2, $47,545 per annum for years 3-4, $50,115 per annum for years 5-6, $51,400 per annum for years 7-8, and $52,685 per annum for year 9-10. The lease agreement includes an option to renew for two consecutive five-year periods. The Company paid a security deposit of $12,256. As at March 31, 2022, a balance of $6,212 (December 31, 2021—$12,256) is included in prepaids and deposits as a current asset.

g)

On November 11, 2020, the Company entered into a lease agreement for the Rupert facility located in Vancouver, BC, for an initial 10-year term with renewal options for two additional 5-year terms. The facility comprises several units of approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space. Pursuant to the agreement, the lease commences June 1, 2021, with early possession permitted between January 11, 2021 and March 1, 2021. The annual base rent is $870,061 per annum for years 1 to 2, $948,546 per annum for years 3 to 4, $993,875 per annum in years 5 to 7, $1,039,204 per annum in years 8 to 9, and $1,084,533 per annum in year 10. The Company paid a security deposit of $222,249. As at March 31, 2022, a balance of $111,536 (December 31, 2021—$111,536) is included in prepaids and deposits as a non-current asset.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

23.	Commitments (continued)

h)

On January 20, 2021, the Company entered into an agreement for the lease of production equipment. Pursuant to the agreement, the Company is required to pay 20% deposit of the purchase price totalling $196,514, and the balance is due in 36 equal payments totalling $22,845 per month at an annual interest rate of 3%, starting from the date of the delivery. As of March 31, 2022, only 30% of the equipment has been delivered with the reminder yet to be delivered, as such the deposit of $196,514 is included in prepaids and deposits.

i)

On February 1, 2021, the Company entered into a lease agreement for a warehouse facility located in Victoria, BC. The lease is for a 5-year term commencing February 1, 2021 and expiring on January 31, 2026. The facility comprises approximately 6,288 square feet of warehousing space. Pursuant to the lease agreement, the annual base rent is $94,320 per annum for years 1-2, and $100,608 per annum for years 3-5. The Company paid a security deposit of $63,823, which is included in prepaids and deposits as a non-current asset.

j)

On March 12, 2021, the Company entered into an agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $164,930 at the order date, 20% of the purchase price totalling $109,953 60 days after the order date, 40% of the purchase price totalling $219,907 prior to shipment, and 10% of the purchase price totalling $54,977 30 days after shipment. As of March 31, 2022, the equipment has not been delivered and the deposit of $164,930 is included in prepaids and deposits.

k)

On June 21, 2021, the Company entered into an agreement for the construction of leasehold improvements. Pursuant to the construction agreement, the Company is required to pay 20% deposit of the budgeted cost totalling $500,000, and the balance will be billed based on the progress of the construction. As of March 31, 2022, the construction has not been completed and the deposit of $500,000 is included in prepaids and deposits.

l)

On December 7, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $169,799 at the order date, 30% of purchase price totalling $169,799 30 days after order date, 30% of purchase price totalling $169,799 upon factory acceptance testing and 10% totalling $56,600 30 days after shipment. As of March 31, 2022, the equipment has not been delivered and the deposit of $169,799 is included in prepaids and deposits.

m)

On December 9, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $197,019 at the order date, 30% of purchase price totalling $197,019 90 days after order date, 30% of purchase price totalling $197,019 upon factory acceptance testing and 10% totalling $65,673 30 days after shipment. As of March 31, 2022, the equipment has not been delivered and the deposit of $197,019 is included in prepaids and deposits.

As at March 31, 2022, the Company did not have any future payments required under non-cancellable short-term or low value leases contracted for but not capitalized in the condensed interim consolidated financial statements.

The Very Good Food Company  |  Condensed interim consolidated financial statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited)

24.	Segmented Information

The Company’s chief operating decision makers currently review the operating results of the Company as a single reportable operating segment – being the manufacture and distribution of vegan meat and cheese alternatives. The Company operates in three geographic regions: Canada, the United States and the United Kingdom.

The following is a summary of the Company’s activities by geographic region as at March 31, 2022 and December 31, 2021:

	Canada	United States	United Kingdom	Total
Total non-current assets as at March 31, 2022	$34,321,988	$4,844,379	$—	$39,166,367
Total non-current assets as at December 31, 2021	$32,563,769	$4,178,194	$—	$36,741,963

Revenues for the three months ended March 31, 2022*	$1,308,696	$705,328	$4,320	$2,018,344
Revenues for the three months ended March 31, 2021*	$1,357,359	$1,285,724	$—	$2,643,083

*	Geographical allocation is based on the location of the customer.

The following is a summary of the Company’s revenues by revenue channel during the three months ended March 31, 2022, and 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
eCommerce	$1,081,360	$2,185,095
Wholesale	772,919	345,905
Butcher shop, restaurant and other	164,065	112,083

Total	$2,018,344	$2,643,083

25.	Subsequent Events

a)	Subsequent to the three months ended March 31, 2022, the Company paid a total of $750,000 in contingent consideration related to the acquisition of The Cultured Nut Inc.

b)

Subsequent to the three months ended March 31, 2022, a total of 1,194,746 stock options with exercise prices ranging between $1.56 per share and $7.03 per share expired unexercised or were cancelled upon termination of employment.